10025753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Windmill Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Route 202
(No. and Street)

Somers (City) NY (State) 10589 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Macerola 914-277-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J Gardner
(Name – *if individual, state last, first, middle name*)

385 Broadway (Address) Bethpage (City) NY (State) 11714 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Maceranka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Windmill Group, Inc, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

DANIEL JOSHUA ROSENBERGER
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01RO6136010
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES OCT. 31, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WINDMILL GROUP, INC.

ANNUAL REPORT

DECEMBER 31, 2009

THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2009

TABLE OF CONTENTS

GARDENER & GARDENER, LLC
Certified Public Accountants

February 21, 2010

To the Stockholders of
The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

I have audited the accompanying balance sheet of The Windmill Group, Inc., as of December 31, 2009 and the related statements of operation, accumulated deficit, and cash flows for the year ended December 31, 2009. These financial statements are the responsibility of company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2009 and the results of their operations and cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Robert J. Gardener, CPA

January 19, 2010

385 Broadway
Bethpage, NY 11714

Telephone: 516.342.9665
Toll Free: 866.266.9980
Fax: 516.342.9521

THE WINDMILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Current Assets	
Cash	$ 11,680
Accounts receivable	6,369
Total	18,049
Fixed Assets	
Office equipment	5,000
Furniture & fixtures	1,000
	6,000
Less: Accumulated depreciation	(6,000)
Net equipment and fixtures	0
Total Current Assets	$ 18,049
	=========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 3,658
Payroll taxes payable	976
Total Liabilities	4,634
Stockholders' Equity	
Capital stock	2,700
Additional paid in capital	130,100
Retained earnings - (deficit)	(119,385)
Total	13,415
Total Liabilities and Stockholders' Equity	$ 18,049
	=========

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions	**$ 261,427**
Operating Expenses	**258,375**
Net Profit	**3,052**
Retained Earnings - (deficit) - January 1	**(122,437)**
Retained Earnings - (deficit) - December 31	**$(119,385)**

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance as of Jan. 1, 2009	$2,700	$129,000	($122,437)	$ 9,263
Capital Contributions – 2009		1,100		1,100
Net profit – 2009			3,052	3,052
Balance as of Dec. 31, 2009	$2,700	$130,100	($119,385)	$ 13,415

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows provided by operating activities:	
Net Profit	$ 3,052
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Accounts receivable	12,799
Commissions payable	(10,036)
Total adjustments	2,763
Net cash provided by operating activities	5,815
Cash flows from financing activities:	
Additional paid in capital	1,100
Net cash provided by financing activities	1,100
Net increase in cash and cash equivalents	6,915
Cash and cash equivalents - January 1	4,765
Cash and cash equivalents - December 31	$ 11,680

See accompanying notes and accountant's audit report.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

The year end balance of $6,369 is all current. These amounts were received in full in January 2010.

Commissions Payable

The year end balance of $3,658 is all current. They represent commissions earned in December 2009 by brokers registered with the firm. All commissions were paid in full in January 2010.

Payroll Taxes Payable

The year end balance of $976 represents payroll taxes withheld from wages paid during the fourth quarter of 2009. All payroll taxes were paid in full in January 2010.

Income Taxes

In 1987, the former shareholder elected to treat the company as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss and credits will be passed through to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

Capital Stock

The present shareholders each own 50% of the company at December 31, 2009.

GARDENER & GARDENER, LLC
Certified Public Accountants

February 21, 2010

The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

As an addendum to the annual report of December 31, 2009, I herewith submit the following exhibits:

"A"	Schedule of Operating Expenses
"B"	Computation of Net Capital Requirements
"C"	Computation of Net Capital

In my opinion, the aforementioned exhibits present fairly, the information under Security Exchange Commission Rule 17A-5(d)(4) in conformity with generally accepted accounting principles. It is also my opinion, that no material inadequacies currently exist or were found to have existed since the previous audit dated 12/31/08, pursuant to SEC Rule 17a-5(d)(4) or SEC Rule 17a-5(j).

Robert J. Gardener

385 Broadway
Bethpage, NY 11714

Telephone: 516.342.9665
Toll Free: 866.266.9980
Fax: 516.342.9521

Exhibit A

THE WINDMILL GROUP, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2009

Operating Expenses

Automobile	$ 8,047
Bank charges	177
Commissions	177,644
Contributions	50
Dues, subscriptions, and licenses	7,360
Insurance	1,628
Internet expenses	3,347
Office expense & supplies	16,395
Postage & Delivery	811
Professional fees	4,650
Rent	12,620
Repairs & Maintenance	1,050
Salaries	16,000
Seminars	252
Telephone	5,722
Taxes	1,872
Utilities	750
Total	$ 258,375

Exhibit B

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2009

Minimum Net Capital Required 6 2/3% of aggregate indebtedness	$ 309
Minimum Required	$ 5,000
Net Capital Required (Greater of above amounts)	$ 5,000
Excess Net Capital (Net Capital $13,415 per Exhibit C less net capital requirement $5,000)	$ 8,415
Excess Net Capital at 1,000% (Net Capital less 10% of total liabilities net secured or subordinated)	$ 12,952

Exhibit C

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

Total stockholders' equity from the balance sheet equity	$ 13,415
Liabilities subordinated to claims of general creditors	0
Total capital & allowable subordinated liabilities	$ 13,415
Less: non allowable assets from the balance sheet:	
Other assets	0
Total	13,415
Less: 2% haircut on securities	0
Net Capital	$ 13,415